UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): June 27, 2024

Red Oak Capital Fund Series, LLC
(Exact name of issuer as specified in its charter)

Delaware	93-3783959
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5925 Carnegie Blvd, Suite 110

Charlotte, NC  28209

(Full Mailing Address of Principal Executive Offices)

Issuer’s telephone number, including area code: (616) 343-0697

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

8.5% Senior Secured Bonds

(issued by ROCF II Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund II, LLC)

Item 9. Other Events

Reference is made to the Current Report on Form 1-U (the “April 2024 Form 1-U”) filed with the SEC on April 29, 2024 reporting under Item 1 thereof an offer by ROCF II Series (“ROCF II Series”), a series of Red Oak Capital Fund Series, LLC (the “Company”) to exchange (the “Exchange Offer”) $1,000 in principal amount at maturity of its 9.5% Senior Secured Bonds (Series C Bonds) due 2028 (the “New Bonds”) for each $1,000 in principal amount at maturity of our currently outstanding 8.5% Senior Secured Bonds (Series B Bonds) due 2024 (the “Old Bonds”).  The information in the April 2024 Form 1-U is incorporated by reference.

On June 27, 2024, the Company announced that the expiration date of the Exchange Offer was being extended from June 28, 2024 until July 31, 2024 (the “Extension”).  The New Bonds now would be expected to be issued on August 1, 2024.  A copy of the press announcing the Extension is filed as Exhibit 99.1 to this Form 1-U.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release dated June 27, 2024*

* Filed herewith

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND SERIES, LLC By: Red Oak Capital GP, LLC, its manager

Date: July 1, 2024	By:	/s/ Robert R. Kaplan

Title: Authorized Signatory

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